09056291

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - ~~65749~~ 48745

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Westwood Capital, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 Fifth Ave., 33rd Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keiki-Michael Cabanos (212) 867-3200
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, PC
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SEC Mail Processing Section
MAR 2 2009
Washington, DC
100

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Leonard Blum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westwood Capital, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Managing Director

Title

Notary Public

CHAVONE L. CRESPO
Notary Public, State of New York
NO. 01CR6165675
Qualified in New York County
Commission Expires May 14, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTWOOD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

WESTWOOD CAPITAL, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of
Westwood Capital, LLC

We have audited the accompanying statement of financial condition of Westwood Capital, LLC (the "Company") as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Westwood Capital, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 24, 2009

WESTWOOD CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Cash and cash equivalents	$	165,107
Due from clients		84,031
Due from employees		34,557
Property and equipment, net		130,325
Other assets		16,401
	$	430,421
LIABILITIES AND MEMBERS' EQUITY		
Accounts payable and accrued expenses	$	77,458
Members' equity		352,963
	$	430,421

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

Westwood Capital, LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on May 19, 1995 and will continue to exist until May 19, 2025. The Company engages in investment banking activities, specializing in the private placement of securitized debt issues. Investment banking activities also include financial advisory services and mergers and acquisition advisory services.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a wholly-owned subsidiary of Westwood Capital Holdings, LLC, (the "Parent").

Cash and Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents.

Due from Clients

Receivables from clients are stated at the amount management expects to collect from outstanding balances. On a periodic basis, management evaluates its receivables and provides for probable uncollectible amounts through a charge to operations and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the allowance for doubtful accounts and a credit to receivables from clients.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization on the straight-line method as follows:

Asset	Useful Life
Furniture and fixtures	7 years
Computer hardware	3 years
Computer software	3 years
Leasehold improvements	10 Years

Income Taxes

The Company is a limited liability company, and as such does not record a provision for federal and state income taxes in the accompanying financial statements as each member is responsible for reporting its share of income or loss, as reported for income tax purposes. The Company is subject to the New York City Unincorporated Business Tax ("UBT").

1. Summary of significant accounting policies (continued)

Investment Banking Revenues

Investment banking revenues are recorded in accordance with the terms of the investment banking agreements.

Investment Advisory Income

Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

The Company has adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected to apply the deferral and will adopt the provisions of FIN 48 effective January 1, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under SFAS No. 5, "Accounting for Contingencies".

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Property and equipment

Details of property and equipment at December 31, 2008 are as follows:

Furniture and fixtures	$	109,527
Computers & Equipment		173,175
Leasehold improvements		127,235
		409,937
Less accumulated depreciation and amortization		279,612
	$	130,325

Depreciation and amortization expense for the year ended December 31, 2008 was $35,038.

3. Due from clients

Due from clients represents reimbursable client expenses and fees for services. At December 31, 2008 the Company has determined that these balances are fully collectable, and as such, no reserve is required.

4. Due from employees

Due from employees primarily consist of expenses paid by the Company on behalf of certain employees. These expenses are due to the Company by the employee when the employee earns sufficient compensation to offset outstanding balances. At December 31, 2008 the Company has determined that these balances are fully collectable, and as such, no reserve is required.

5. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2008, the Company's net capital was approximately $88,000, which was approximately $83,000 in excess of its minimum requirement of approximately $5,000.

6. Concentrations of credit risk

In the normal course of business, the Company provides credit to its clients in the form of deferring collection of certain receivables. These clients are not concentrated in any particular industry or specific geography. The Company evaluates the collectability of its receivables from its clients on a quarterly basis and writes off those balances that management deems to be uncollectible.

The Company maintains its cash accounts primarily with a bank located in New York and in a money market mutual fund. The total cash balances are temporarily insured by the FDIC up to $250,000 per bank. The Company has cash balances on deposit at December 31, 2008 below the minimum FDIC coverage.

7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Contingencies

From time-to-time the Company is involved in certain legal actions and customer disputes arising in the ordinary course of business. In the opinion of management, the outcome of such actions will not have a material adverse effect on the Company's financial position or results of operations.

9. Related party transactions

In November 2008, the Company renegotiated its' lease with the landlord and its' Parent. Under the agreement the Company assigned the then prevailing multi-year lease obligation to its' Parent. The Company contemporaneously entered into a month to month sublease agreement whereby the Company would sublease 20 percent of the original lease space. The agreement also stipulates a two month transitional period so that the Parent would be able to access and set up on the premises. The monthly rent in 2009 will be approximately $5,000 per month. Rent expense for the year ended December 31, 2008 was approximately $297,000.

The Company has a service agreement with a related party, an entity whose management includes one of the Company's principal managers, to provide investment banking and advisory services to clients of the affiliate who conduct international business. For the year ended December 31, 2008 revenues associated with this agreement amounted to approximately $2,591,000. At December 31, 2008 accounts receivable from the affiliate amounted to approximately $34,000 and is included in due from clients in the accompanying balance sheet.

10. Retirement plan

The Company has a profit sharing plan covering all eligible employees. Contributions are determined at management's discretion and are allocated based upon a matching formula and a non-elective contribution formula for all eligible participants. The Company's matching expense for profit sharing plan year 2008 was $27,000.